SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

ARMO BioSciences, Inc.

(Name of Subject Company)

ARMO BioSciences, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Darren J. Carroll

ARMO BioSciences, Inc.

c/o Eli Lilly and Company

Lilly Corporate Center

Indianapolis, IN 46285

(317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Daniel A. Neff

Mark Gordon

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), with the Securities and Exchange Commission on May 23, 2018 (the “Schedule 14D-9”), relating to the offer by Bluegill Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the outstanding shares of ARMO’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $50.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2018, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 5. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 P.M., Eastern time, on June 21, 2018 and was not extended. The depositary for the Offer has advised that, as of the expiration of the Offer, 27,542,054 Shares, had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 90.6 percent of the then issued and outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and has stated that it will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following consummation of the Offer, on June 22, 2018, Parent completed its acquisition of ARMO pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into ARMO, and without a meeting of stockholders of ARMO in accordance with Section 251(h) of the DGCL, with ARMO surviving as a wholly-owned subsidiary of Parent.

Following the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Stock Market on June 22, 2018 and will be delisted from The Nasdaq Stock Market and deregistered under the Exchange Act.

On June 22, 2018, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on June 22, 2018 and is incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(H)	Press Release issued by Eli Lilly and Company on June 22, 2018 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed with the SEC by Eli Lilly and Company and Bluegill Acquisition Corporation on June 22, 2018).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Schedule 14D-9 is true, complete and correct.

Date: June 22, 2018	ARMO BioSciences, Inc.

	By:	/s/ Darren J. Carroll
Darren J. Carroll
President